Exhibit 2.5

Notarial Deed

Roll of Deeds No. 889 for 2020 K

Frame Deed Amendment No. 4 and Share Transfer Deed

Negotiated at Düsseldorf on July 30, 2020

Before me, the undersigned Notary

Dr. Marcus Kämpfer

with official residence at Düsseldorf

appeared:

1.	Dr. Christian Bank,

born on
with business address at Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Germany,

herein acting not in his own name, but as representative with power of sole representation under a power of attorney dated August 12, 2019, under exclusion of any personal liability, which has been presented as original, a copy of which is attached – hereby certified – in the name and on behalf of

Bayer Aktiengesellschaft, with its registered seat in Leverkusen, Germany, registered with the commercial register of the local court of Cologne under HRB 48248, having its business address at Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Germany,

2.	Dr. Beatrice Vos, neé Hartmann,

born on

with business address at Plantin en Moretuslei 1A, 2018 Antwerp, Belgium,

herein acting not in her own name, but

a)	as representative with power of sole representation under a power of attorney dated July 17, 2020, under exclusion of any personal liability, which has been presented as original, a copy of which is attached – hereby certified – in the name and on behalf of

Elanco Animal Health Incorporated, with its business seat in Greenfield, State of Indiana, United States of America, Business ID: 201805031256546, having its business address at 2500 Innovation Way, Greenfield, State of Indiana, 46140 - 9163, United States of America, and

b)	as representative with power of sole representation under a power of attorney dated July 13, 2020, under exclusion of any personal liability, which has been presented as original, a copy of which is attached – hereby certified – in the name and on behalf of

Elanco GmbH, with its registered seat in Cuxhaven, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Tostedt under HRB 206619, having its business address at Heinz-Lohmann-Straße 4, 27472 Cuxhaven, Germany.

The persons appearing identified themselves vis-à-vis the notary by presentation of their valid passports or IDs or are personally known.

The notary, who is in command of the English language, ascertained that the persons appearing are capable of the English language. The persons appearing requested to have their statements notarized in English.

The persons appearing, acting as indicated, requested recording of the following:

1.	The parties as indicated in Part A hereby enter into the AMENDMENT NO. 4 TO SHARE AND ASSET PURCHASE AGREEMENT attached as Part A.

II

2.	The parties as indicated in Part B hereby enter into the SHARE TRANSFER AGREEMENT attached as Part B.

The persons appearing refer to Part A and Part B, which are attached to this deed.

The persons appearing refer to deeds-no. 1076/2019 K, 1077/2019 K, 1352/2019 K, 71/2020 K and 689/2020 K of the notary Dr. Marcus Kämpfer (“Share and Asset Purchase Agreement”) pursuant to section 13a of the German Notarization Act (Beurkundungsgesetz). Certified Copies of the aforementioned deeds were available at the notarization. The persons appearing confirmed to know these deeds and waived the right to have them read aloud and attached hereto.

Furthermore, the persons appearing refer to deed-no. 888/2020 K of the notary Dr. Marcus Kämpfer (“Reference Deed Amendment No. 4”) pursuant to section 13a of the German Notarization Act (Beurkundungsgesetz). The original of the Reference Deed Amendment No. 4 was available at the notarization. The persons appearing confirmed to know this deed and waived the right to have it read aloud and attached hereto.

In case reference is made to Annexes, Schedules, Exhibits or Appendices in the attached AMENDMENT NO. 4 TO SHARE AND ASSET PURCHASE AGREEMENT, such reference shall relate to the Annexes, Schedules, Exhibits or Appendices (including the Annexes, Schedules, Exhibits or Appendices thereto) of the Reference Deed Amendment No.4 unless specified otherwise or attached to this notarial deed at hand.

All notarial fees in in connection with the notarisation of the deed at hand including the costs for the notarisation of the Reference Deed Amendment No. 4 shall be borne by Elanco Animal Health Inc.

III

The foregoing protocol with the attached Part A and Part B was read aloud in the presence of the notary to the persons appearing, was ratified by the persons appearing and personally signed by the persons appearing and the notary as follows:

/s/Christian Bank

/s/Beatrice Vos

/s/ Kämpfer, Notary

IV

Part A

V

Part B

VI

EXECUTION VERSION

AMENDMENT NO. 4

TO SHARE AND ASSET PURCHASE AGREEMENT

This AMENDMENT NO. 4 TO THE SHARE AND ASSET PURCHASE AGREEMENT, dated as of July 30, 2020 (this “Amendment”), is entered into between Bayer Aktiengesellschaft, a German stock corporation (“Seller Parent”), and Elanco Animal Health Incorporated, an Indiana Corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller Parent and Purchaser entered into that certain Share and Asset Purchase Agreement, dated as of August 20, 2019 (the “Share and Asset Purchase Agreement”) as amended by Amendment No. 1 to the Share and Asset Purchase Agreement, dated as of October 15, 2019, Amendment No. 2 to the Share and Asset Purchase Agreement, dated as of January 17, 2020 and Amendment No. 3 to the Share and Asset Purchase Agreement, dated as of June 15, 2020; and

WHEREAS the Parties desire to make certain changes to the terms of the Share and Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1. Certain Definitions.

(a)               Each of the following definitions set forth in Annex 1 (Definitions) to the Share and Asset Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Ancillary Agreements” means (A) those agreements the forms of which are set forth in Exhibits 2 through 19 and each other agreement required to be entered into pursuant hereto or thereto and (B) such other agreements as the Parties and/or their applicable Affiliates may enter into on or around the Closing Date to facilitate the consummation of the Contemplated Transactions and the operation of the Business immediately following the Closing.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals, Data, correspondence and other materials (in any form or medium) of, or maintained for, the Business but excluding any such items to the extent (i) they are included in the Business Product Authorization Data or the Business Employees’ records, (ii) they are primarily related to any Excluded Assets or Excluded Liabilities, (iii) any Law prohibits their transfer, ~~or~~ (iv) any transfer thereof otherwise would subject Seller Parent or any Retained Subsidiary to any material liability or (v) they relate to Taxes paid or payable by any Person other than a Transferred Entity.

“Business” means Seller Parent’s and its Subsidiaries business in the Territory, as of the date of this Agreement, of discovery, research, development, registration, manufacturing, formulating, packaging, distributing, marketing, promotion, licensing sale and/or commercialization for use in the Animal Health Field of pharmaceuticals (including parasiticides, antimicrobials, anti-inflammatories, analgesics, hormones, psychotropic), specialty products (including immunomodulators, cardiovascular, antiemetics, bile and liver therapy, functional gastrointestinal disorders, laxatives and metabolic disorder treatments), nutritionals (including vitamins, feed supplements, feed additives, medicinal feed additives), performance enhancers, cosmetics (such as shampoos), disinfectants (including water and surface treatments), biologicals (vaccines), diagnostics, the Animal Health Environmental Products and other products and their constituents~~,~~ (but not including (i) the Distribution Products or (ii) any Other Environmental Products); provided, that the Business shall not include (A) the Excluded Mexico Businesses and (B) the Wind-Down Businesses.

V-1

“Business Rebate Liabilities” means (i) any Liabilities of the Transferred Entities arising under the Rebate Programs from the sale of the Business Products by or on behalf of Seller Parent or any of its Subsidiaries or any Transferred Entity prior to or after Closing and (ii) the Assumed Rebate Liabilities.

“Cash Consideration Amount” means an amount in Dollars equal to the sum of:

(A)             the Base Cash Consideration Amount;

(B)              plus the Closing Working Capital Adjustment Amount;

(C)              plus the Closing Intercompany Trade Accounts;

(D)             plus the Closing Net Financial Indebtedness;

(E)              plus the Closing Net Pension Liabilities; ~~and~~

(F)              plus the Closing Net Tax Position; and

(G)             plus the Additional Payment Amount.

provided that, in calculating the Cash Consideration Amount, the amounts set forth in (B) through (G) above that are in Euro shall be converted from Euro into Dollars using the Reference Exchange Rate as of the date which is one (1) day prior to the Closing Date.

“Closing Accounts Time” means 12:01 a.m. (Central European Summer time) on the Closing Date, provided, that if the Closing Date is not the first calendar day of a calendar month, then the Closing Accounts Time shall be 12:01 a.m. (Central European Summer time) on the first calendar day of the calendar month in which the Closing takes place.

“Current Employment Terms” means, for any Business Employee, (a) for any Business Employee (a) salary (or wages) no less than the salary (or wages) provided to such Business Employee immediately prior to the Closing Date, (b) incentive bonus opportunities (including, without limitation, commission, bonus, short-term, long-term, cash-based and equity-based opportunities but excluding retention bonuses and transaction-based compensation) that are no less favorable in the aggregate than the incentive bonus opportunities provided to such Business Employee immediately prior to the Closing Date, (c) employee benefits (including benefits pursuant to defined benefit pension plans and retiree welfare benefits or any true-up payments in lieu thereof but excluding severance benefits) that are no less favorable in the aggregate than those provided to such Business Employee immediately prior to the Closing Date, provided that solely with respect to PEO Country Employees, to the extent any such employee benefits cannot be provided by the applicable PEO, such benefits shall be provided by Purchaser or its applicable Affiliate in the form of a true-up payment to the applicable PEO Country Employee within ninety (90) days following the Closing, (d) severance benefits that are no less favorable than those provided under the severance policy or practice applicable to such Business Employee immediately prior to the Closing Date, (e) the same work location (or such other work location no more than a thirty-five (35) kilometer driving distance from the current work location) applicable to such Business Employee immediately prior to the Closing Date, and (f) the same or substantially similar position and the continued sponsorship of existing visas applicable to such Business Employee immediately prior to the Closing Date.

“ES Exclusion Field” means (i) the prevention and/or control of rodents and/or crawling and/or flying insects including flies, cockroaches, ants, wasps, weevils, lice and silverfish in private homes and dwellings, offices, shops, hotels, restaurants, food storage premises and warehouses, factories, other commercial buildings and the treatment of farm facilities by pest control operators including animal premises but excluding use on animals or humans; (ii) the prevention and/or control of the vectors of diseases of humans such as malaria, dengue and chagas diseases, including all uses of insecticides for personal protection application (e.g., treated materials, treated clothes, bednets), professional pest control and consumer products for the control of mosquitoes and other nuisance insects and (iii) use for the prevention and/or control of locusts and grasshoppers.

“Estimated Cash Consideration Amount” means an amount in Dollars equal to the sum of:

(A)          the Base Cash Consideration Amount;

(B)           plus the Estimated Closing Working Capital Adjustment Amount;

(C)           plus the Estimated Closing Intercompany Trade Accounts;

(D)          plus the Estimated Closing Net Financial Indebtedness;

(E)           plus the Estimated Closing Net Pension Liabilities; ~~and~~

(F)           plus the Estimated Closing Net Tax Position; and

(G)          plus the Estimated Additional Payment Amount.

provided that, in calculating the Estimated Cash Consideration Amount, the amounts set forth in (B) through (G) above that are in Euro shall be converted from Euro into Dollars using the Reference Exchange Rate as of the last day of the calendar month prior to the calendar month in which the Estimated Cash Consideration Amount is being calculated.

“Excluded Taxes” means the following: (i) all Taxes relating to the Transferred Assets and/or the Business that are allocable to any Pre-Closing Period (including any successor liability as, for instance, provided under § 75 German General Tax Code (Abgabenordnung)); (ii) all Taxes relating to any Transferred Entity that are allocable to any Pre-Closing Period; (iii) all Taxes of any member of a consolidated, affiliated, combined or unitary Tax group or similar Tax consolidation scheme or VAT Group of which a Transferred Entity (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date; (iv) any Transfer Taxes other than those mentioned in Section 7.12 or borne by Purchaser pursuant to Section 5.3(d) relating to a taxable event occurring on or before the Closing Date; (v) any Taxes related or allocable to the Excluded Assets; (vi) any Taxes resulting from a breach of any of the representations and warranties in Section 3.21(e); ~~and~~ (vii) any Income Taxes attributable to the disposition by Seller Parent and its Affiliates of the Transferred Entities and Transferred Assets (excluding, for the avoidance of doubt, any Income Taxes imposed on the Transferred Entities as a result of the inability of the Transferred Entities to use any tax attributes in a taxable period after the Closing Date as a result of the transactions under this Agreement) except to the extent such Taxes are specifically allocated to the Purchaser or its Affiliates (including pursuant to Section 5.3) in this Agreement and (viii) Taxes allocable to any transaction relating to the Transferred Assets, the Business or the Transferred Entities that is initiated by Seller Parent or its Affiliates and occurs between the Closing Accounts Time and the Closing outside the Ordinary Course (other than a Divestiture Action for which Purchaser is responsible for the relevant Tax under Section 5.3(d)).

“Straddle Period” means any taxable period that begins prior to and ends following the Closing Date (or, in the event that the Closing Date is not the first calendar day of the calendar month, the first day of the calendar month in which the Closing occurs).

“Transferred Books and Records” means all Books and Records (other than the Historical SAP Data) in the possession of Seller Parent or any Retained Subsidiary immediately prior to the Closing.

“Transferred Contracts” means (i) any Contract (other than this Agreement, an Ancillary Agreement, or a Contract governing Seller Leased Property) ~~to which~~ between Seller Parent or any Retained Subsidiary, on the one hand, ~~is a party~~ and a third party, on the other hand, ~~and that~~ which is Related to the Business as of the Closing, or ~~to~~ which grants any party a proprietary interest ~~any of the~~in any Business Asset~~s are subject~~, whether written or oral, except to the extent included in Excluded Assets and (ii) such portion of each Mixed Contract as is required to be transferred to Purchaser pursuant to Section 2.13.

“Transferred IT Assets” means any of the following IT Assets owned by Seller Parent or any Retained Subsidiary: (i) IT Assets which are dedicated to or used exclusively in connection with the Local IT Infrastructure and (ii) mobile telephones and iPads provided to the Transferred Employees ~~which are Related to the Business~~.

“Transferred Product Authorizations” means (i) the Product Authorizations and pending applications for Product Authorizations which are Related to the Business and owned by Seller Parent or any Retained Subsidiary and any amendments or supplements thereto, (ii) the Transferred Cuba Product Authorizations and (iii) Transferred Venezuela Product Authorizations; provided that the Transferred Product Authorizations shall not include any Product Authorizations or pending applications the transfer of which would be prohibited by applicable Law.

“Transferred Fixtures and Equipment” means (i) all office furniture, office furnishings and office equipment located at or relating to any Transferred Owned Real Property, any sites subject to Transferred Leases or the Belford Roxo Site and (ii) all other furniture, furnishings, vehicles, equipment, ~~computers,~~ tools and other tangible personal property ~~(other than Business Inventory) of~~, in each case, owned by Seller Parent and the Retained Subsidiaries and which are Related to the Business~~, wherever located,~~ (other than Business Inventory and IT Assets), excluding, however, any office furniture, office furnishings and office equipment located at any sites being leased to Purchaser or its Affiliates pursuant to any Ancillary Agreement, in the case of each of the foregoing clauses (i) and (ii) including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person.

“Transferred Trademarks” means (i) all Trademarks of Seller Parent and the Retained Subsidiaries Related to the Business and (ii) certain Grobig® Trademarks under which certain of the Distribution Products are sold by the Business as of the Closing Date, in each case as listed in Part A of Annex 19.

(b)               Each of the following definitions are hereby added to Annex 1 (Definitions) of the Share and Asset Purchase Agreement:

“Additional Payment Amount” means an amount equal to the Additional Royalty Amount plus the Lease Termination Amount.

“Belford Roxo Lease Agreement” means an agreement in the form attached to this Agreement as Exhibit 12A.

“Belford Roxo Site” means buildings 5309, 5331, 5310, 5306, 4402, 5315, 5304 and 3301 in the Bayer Belford Roxo Chemical Park (Rio de Janeiro), Brazil.

“Deferred Brazil Assets” means the Deferred Brazil Contracts, the Deferred Brazil IT Assets, and Deferred Brazil Fixtures and Equipment and any other Transferred Assets which are necessary or useful for the continued operation of the Belford Roxo Site by Seller Parent and its Retained Subsidiaries from the Closing Date to the Brazil Deferred Closing Date in substantially the same manner as prior to the Closing Date.

“Deferred Brazil Contracts” means the Transferred Contracts which are necessary or useful for the continued operation of the Belford Roxo Site by Seller Parent and its Retained Subsidiaries from the Closing Date to the Brazil Deferred Closing Date in substantially the same manner as prior to the Closing Date, including the Contracts set forth on Part A of Annex 33. The Parties may agree in writing to amend the list of Contracts set forth on Part A of Annex 33 from time to time prior to the Closing.

“Deferred Brazil Inventory” means, as of any date, all intermediates, active ingredients, packaging materials, work-in-progress, and other inventories (excluding finished goods) belonging to Seller Parent or any of its Retained Subsidiaries which (A) are Related to the Business and (B) are located at or in transit to the Belford Roxo Site or are subject to any Deferred Brazil Contract.

“Deferred Brazil IT Assets” mean any Transferred IT Assets which are located at the Belford Roxo Site as of the Closing.

“Deferred Brazil Fixtures and Equipment” mean any Transferred Fixtures and Equipment which are located at the Belford Roxo Site.

“Deferred Brazil Liabilities” means all Assumed Liabilities to the extent relating to or arising from the Deferred Brazil Assets.

“Deferred Brazil Transferred Employees” mean any Transferred Employees occupying positions related to the continued operation of the Belford Roxo Site by Seller Parent and its Retained Subsidiaries from the Closing Date to the Brazil Deferred Closing Date in substantially the same manner as prior to the Closing Date. A list of such positions is set forth on Annex 34, it being understood that the Parties may agree in writing to amend such list from time to time prior to the Deferred Brazil Closing.

“Deferred Employee Reconciliation Statement Period” means, with respect to each country in which Other Deferred Transferred Employees are employed, each (6) six month period ending on June 30 or December 31 during which any such Other Deferred Transferred Employees are employed by Seller Parent and its Subsidiaries in such country; provided, that the first Deferred Employee Reconciliation Statement Period shall begin on the Closing Date, and the final Deferred Employee Reconciliation Statement Period shall end on the final Deferred Employee Transfer Date of the Other Deferred Transferred Employees in such country.

“Deferred Employee Reconciliation Amount” means the sum of all amounts required to be set forth on a Deferred Employee Reconciliation Statement pursuant to Section 2.19(c).

“Deferred Employee Transfer Date” means, (i) with respect to the French Deferred Transferred Employees (if applicable), a date within five (5) Business Days of the satisfaction of the French Employee Transfer Condition, as mutually agreed by the Parties, (ii) with respect to the Miscellaneous Deferred Transferred Employees,  on the first calendar day of the next calendar month following the transfer of all Transferred Product Authorizations in the country of employment of such Miscellaneous Deferred Transferred Employee, (iii) with respect to the Leave Offered Employees, the applicable date determined in as set forth in Section 6.2(e) and (iv) with respect to the Visa-pending Offered Employees, the applicable date determined as set forth in Section 6.2(f).

“Deferred Mexico Inventory” means (i) all work-in-progress located in the Santa Clara Facility on the Closing Date, (ii) all inventory of the Mexico Regulated APIs which are located at or in transit to the Santa Clara Facility and (iii) all finished products which are Related to the Business and located in Mexico and which are intended for sale in countries outside of Mexico.

“Deferred Transferred Contract Liabilities” means all Assumed Liabilities arising under the Deferred Transferred Contracts.

“Deferred Transferred Contracts” means the Contracts set forth on Part B of Annex 33. The Parties may agree in writing to amend the list of Contracts set forth on Part B of Annex 33 from time to time prior to Closing.

“Deferred Transferred Fixtures and Equipment” means the fixtures and equipment set forth on Part C of Annex 33. The Parties may agree in writing to amend the list of fixtures and equipment set forth on Part C of Annex 33 from time to time prior to Closing.

“Drontal/Profender Inventory” means, all inventory of Business Products sold under the Drontal and Profender product families located in Poland.

“Elanco Ask Country” means Poland.

“Elanco Ask Inventory” means, with respect to the Elanco Ask Country all finished goods, raw materials, intermediates, active ingredients, packaging materials, work-in-progress and other inventories belonging to Seller Parent or any of its Retained Subsidiaries which are Related to the Business and which are located in or in transit to such country as of the Closing Date.

“Emodepside License Agreement” means a license agreement in all material respects in the form attached hereto as Exhibit 9G.

“Estimated Additional Payment Amount” means an amount equal to the Additional Royalty Amount plus the Estimated Lease Termination Amount.

“French Deferred Transferred Employees” means the Transferred Employees listed on Part A of Annex 35.

“French Employee Transfer Condition” means the approval by the applicable labor inspector pursuant to applicable Law of the transfer of the French Deferred Transferred Employees.

“Full Transfer Model” means the full operation of the Business by Purchaser and its Subsidiaries in any country where the Importer of Record Model and the Interim Commercialization Agreement Model do not apply.

“Historical SAP Data” means all Data that is Related to the Business in Seller Parent’s SAP ERP Core Component 6 systems; provided that the Historical SAP Data shall not include any Data to the extent it relates to (i) Taxes paid or payable by any Person other than a Transferred Entity or (ii) any employment records of present or former employees of Seller Parent and its Subsidiaries, including the Transferred Employees.

“Interim Belford Roxo Supply Agreement” means an agreement in all material respects in the form attached to this Agreement as Exhibit 18E.

“Interim Services Agreement (Santa Clara)” means an agreement in all material respects in the form attached to this Agreement as Exhibit 18F.

“Importer of Record Model” means (i) the purchase of Business Products for sale in a country of the Territory by a local Subsidiary of Seller Parent as importer pursuant to a Supply Agreement (Importer of Record) with Purchaser or one of its Subsidiaries as supplier and (ii) the distribution of such Business Products in such country by a local Subsidiary of Purchaser pursuant to a Distribution Agreement (Importer of Record) with the respective local Subsidiary of Seller Parent as supplier.

“Interim Commercialization Agreement Model” means (i) the purchase of Business Products for sale in a country of the Territory by a local Subsidiary of Seller Parent pursuant to a Supply Agreement (Interim Commercialization) with Purchaser or one of its Subsidiaries as supplier and (ii) the promotion, sale and distribution of such Business Products and the operation of the Business in such country or third countries for the benefit and at the risk of Purchaser for an interim period by Seller Parent or one or more of its Subsidiaries pursuant to the Interim Commercialization Agreement between Seller Parent and Purchaser.

“Local IT Infrastructure” means (i) the IT infrastructure built by Seller Parent pursuant to Part B, chapter 1.2.2 of the Services Matrix on or relating to any Transferred Owned Real Property, the Creative Campus in Monheim, the Belford Roxo Site or any sites subject to Transferred Leases and (ii) personal end-user IT hardware (such as laptops but excluding mobile telephones and iPads) owned by Seller Parent and its Subsidiaries and used by the Transferred Employees (x) whose work location is Seller Leased Real Property in one of the countries specified in Part B, chapter 1.2.2 of the Services Matrix or (y) who are located in Vietnam. For the avoidance of doubt, the Local IT Infrastructure shall not include any IT infrastructure located at or relating to the Seller Leased Real Property except the Belford Roxo Site and except as set forth in clause (ii) of the preceding sentence.

“Mexico Regulated APIs” means any active ingredient purchased by Seller Parent or any of its Subsidiaries pursuant to a Deferred Mexico Contract or the Interim Active Ingredient Supply Agreement (Kiel-Mexico) which is located in or in transit to Santa Clara, Mexico.

“Miscellaneous Deferred Transferred Employees” means the Transferred Employees listed on Part B of Annex 35. The Parties may agree in writing to amend the list of Miscellaneous Deferred Transferred Employees from time to time prior to the Closing.

“Other Deferred Inventory” means, as of any date, (i) all raw materials, intermediates, active ingredients, packaging materials, work-in-progress and other inventories (excluding any inventories of finished Business Products) which (x) are Related to the Business in Colombia, Russia or Thailand and (y) are located at or in transit to Colombia, Russia or Thailand and (ii) any inventories of finished Business Products located in or in transit to Malaysia.

“Other Deferred Transferred Employees” means (i) only if the French Employee Transfer Condition has not been satisfied prior to the Closing Date, the French Deferred Transferred Employees, (ii) the Leave Offered Employees, (iii) Visa-pending Offered Employees, and (iv) the Miscellaneous Deferred Transferred Employees.

“Residual Elanco Ask Inventory” means all Elanco Ask Inventory which is not Drontal/Profender Inventory.

“Santa Clara Facility” means the manufacturing facility of the Business on the Business Leased Real Property located at Santa Clara, Zona Industrial de Santa Clara, Ecatepe de Morelos, Estado de Mexico, Mexico.

“Seller Leased Real Property” means any real property which is Seller Leased Property.

“Trade Fund Accounts Payable” means Accounts Payable of Seller Parent and the Retained Subsidiaries which are trade funds relating to Transferred Contracts with customers in the United States.

“Transferred Cuba Product Authorizations” means Product Authorizations owned by Seller Parent or any Retained Subsidiary which relate to Business Products and are filed with or granted by a Government Entity in Cuba, including any amendments or supplements thereto.

“Transferred Venezuela Product Authorizations” means Product Authorizations owned by Seller Parent or any Retained Subsidiary which relate to Business Products and are filed with or granted by a Government Entity in Venezuela, including any amendments or supplements thereto.

“Wind-Down Businesses” means any assets and operations of Seller Parent and its Subsidiaries in Cuba, the Islamic Republic of Iran, Venezuela, Sudan and Syria, which would be related to the Business if the Territory were to include the Cuba, Islamic Republic of Iran, Venezuela, Sudan and Syria.

(c)               Certain definitions set forth in Annex 20A (Working Capital Provisions) and Annex 20D (Inventory Provisions) to the Share and Asset Purchase Agreement are hereby amended as set forth on Annex A to this Amendment.

(d)               Each of the following definitions are hereby added to Annex 2 (Defined Terms) of the Share and Asset Purchase Agreement:

Term	Section
Additional Royalty Amount	Annex 37
Bayer Mexico	Section 2.18(b)
Data Privacy Agreement	Section 5.13(e)
Deferred Brazil Closing	Section 2.17(a)
Deferred Brazil Closing Date	Section 2.17(a)
Deferred Employee Reconciliation Statement	Section 2.19(c)
Deferred Employee Transfer	Section 2.19(a)
Elanco Mexico	Section 2.18(b)
Estimated Lease Termination Amount	Annex 37
Historical SAP Data Services	Section 5.35(a)
Hot-Cutover	Section 5.25(b)
Lease Termination Amount	Annex 37
Leave Offered Employees	Section 6.2(e)
License Consent Letter	Section 5.34
Mexico IoR Export Agreements	Section 2.18(b)
PEO	Section 6.2(d)
PEO Country Employees	Section 6.2(d)
PEO Country Employee Severance-Qualifying Termination	Section 6.7
Recalled Product	Section 5.35(c)
Seller Parent Bank Accounts	Section 2.8(a)(ii)
Suspension Period	Section 5.37(a)
Transferred Compound Vial	Section 5.38
Visa-pending Offered Employees	Section 6.2(f)

Section 2. Deleted Exhibits. Exhibit 4B (Term Sheet for Sales Force France), Exhibit 13D (Term Sheet for Blonie Lease), Exhibit 13E (Term Sheet for Mszczonow Lease), Exhibit 15B (Term Sheet for Contract Manufacturing Agreement (Pharma – Elberfeld, Pradofloxacin Trihydrate), are hereby deleted in their entirety.

Section 3. New Exhibits. The Exhibits to this Amendment listed in the following table are hereby attached as Exhibits to the Share and Asset Purchase Agreement with the Exhibit designations listed opposite such Exhibit in the corresponding row of such table. The list of Exhibits in the Share and Asset Purchase Agreement is hereby amended accordingly.

AMENDMENT EXHIBIT DESIGNATION	SHARE AND ASSET PURCHASE AGREEMENT EXHIBIT DESIGNATION
Exhibit 9G	Exhibit 9G – Emodepside License Agreement
Exhibit 18D	Exhibit 18D – Interim Active Ingredient Supply Agreement (Kiel – Belford Roxo)
Exhibit 18E	Exhibit 18E – Interim Supply Agreement (Belford Roxo)
Exhibit 18F	Exhibit 18F – Interim Services Agreement (Santa Clara - Business Products)
Exhibit 18G	Exhibit 18G – Interim Supply & Distribution Agreement (Santa Clara - Mexico)
Exhibit 18I	Exhibit 18I – Interim Active Ingredient Supply Agreement (Kiel-Mexico)

Section 4. Amended and Restated Exhibits. Each of the Exhibits to the Share and Asset Purchase Agreement set forth in the following table is hereby amended and restated to read as set forth in the Exhibit attached hereto listed opposite such Exhibit in the corresponding row of such table:

SHARE AND ASSET PURCHASE AGREEMENT EXHIBIT	AMENDMENT EXHIBIT DESIGNATION
Exhibit 12A	Exhibit 12A – Belford Roxo Lease and Site Services

Section 5. Other Definitional Provisions. The following is hereby added to the Share and Asset Purchase Agreement as Section 1.2(i):

(i)        the term “RMB” means Ren Min Bi, the official currency of the People’s Republic of China.

Section 6. Closing. Section 2.7 of the Share and Asset Purchase Agreement is hereby amended and restated follows:

Section 2.7 Closing. The Parties shall conduct the Closing of the Transaction and the other transactions contemplated by this Agreement (such transactions, the “Contemplated Transactions”) at the offices of ~~Linklaters LLP, Königsallee 49-51~~ Hengeler Mueller, Benrather Strasse 18-20, ~~40212~~ 40213 Düsseldorf, Germany, at ~~10:00~~ 12:01 a.m., Central European Summer Time, on the first (1st) day of the calendar month immediately following the date on which the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied (or duly waived) (the “Conditions Satisfaction Date”); provided, that if the Conditions Satisfaction Date is within the last three (3) Business Days of a calendar month, then Closing shall take place on the first (1st) day of the second (2nd) calendar month immediately following the Conditions Satisfaction Date. Notwithstanding the foregoing, and without prejudice to any other rights, obligations or remedies of the Parties pursuant to this Agreement, if the date on which the Closing would occur pursuant to the foregoing sentence is August 1, 2020, and the Closing does not take place on such date, the Closing shall take place at 10:00 a.m. Central European Summer Time on August 3, 2020. The date on which the Closing occurs is called the “Closing Date.”

Section 7. Closing Deliveries.

(a)               Section 2.8(a)(ii) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(ii) an amount in cash equal to the Estimated Cash Consideration Amount in immediately available funds by wire transfer to an account or accounts that shall have been designated by Seller Parent (the “Seller Parent Bank Accounts”) at least two (2) Business Days prior to the Closing Date; provided, that if the Closing Date is not a Business Day, Purchaser shall, at or prior to 8:00 p.m. Central European Summer Time on the Business Day immediately prior to the Closing Date, deliver irrevocable instructions for delivery at 12:01 a.m. Central European Summer Time on the Closing Date of the Estimated Cash Closing Amount to the Seller Parent Bank Accounts to the financial institution holding the account or accounts from which the payment of the Estimated Cash Consideration Amount;

(b)               Section 2.8(a)(iii) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(iii) the Consideration Shares in non-certificated book-entry form, including: (A) a ~~screenshot~~ certificate from Purchaser’s transfer agent stating that such transfer agent has been irrevocably instructed by Purchaser to issue to Seller Parent or its designated Affiliate ~~reflecting the issuance of~~ such Consideration Shares (with a statement duly issued by the Purchaser’s transfer agent evidencing ownership of the Consideration Shares to be delivered as promptly as practicable after the Closing, and in any event within two (2) Business Days of Closing), and (B) a duly certified copy of the share register of Purchaser, ~~in each case~~ (x) showing Seller Parent or its designated Affiliate as the holder of the Consideration Shares and (y) specifying that the Consideration Shares are fully paid and non-assessable, to be delivered as promptly as practicable after the Closing, and in any event within two (2) Business Days of Closing;

Section 8. Deferred Closing. Section 2.9(a) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(a)        Notwithstanding anything to the contrary in this Agreement, with respect to any Interim Commercialization Country, (i) Seller Parent and its Subsidiaries shall not sell and transfer, and Purchaser and its applicable Subsidiaries shall not purchase and assume, the Transferred Assets and Assumed Liabilities in such Interim Commercialization Country on the Closing Date; (ii) the Transferred Employees in such Interim Commercialization Country shall not be deemed Business Employees at the Closing Date; and (iii) neither Party shall deliver at the Closing the Interparty Lease Agreements or Local Asset Purchase Agreements relating to such Interim Commercialization Country.  The purchase, sale and transfer of the Transferred Assets and the assumption of the Assumed Liabilities in such Interim Commercialization Country~~,~~ and the transfer of the employment of the Transferred Employees in such Interim Commercialization Country ~~and the delivery of the Interparty Lease Agreements and Local Asset Purchase Agreements with respect to such Interim Commercialization Country~~ shall be consummated ~~by entering into a Local Asset Purchase Agreement with respect to such Interim Commercialization Country at 10:00 a.m., Central European Time,~~ on the last day of the interim period as defined in the Interim Commercialization Agreement with respect to such Interim Commercialization Country (each such transaction, a “Deferred Closing” and each such date, a “Deferred Closing Date”), and the Deferred Closing shall be deemed to be the Closing, and the Deferred Closing Date the Closing Date, with respect to all such Transferred Assets, Assumed Liabilities and Transferred Employees for the purposes of this Agreement.  Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the Local Asset Purchase Agreement for India shall be executed and delivered prior to the applicable Deferred Closing Date and shall take effect in rem as of the applicable Deferred Closing Date, (ii)  Seller Parent shall not be bound by the obligations set forth in Section 5.2 with respect to any Interim Commercialization Country following the Closing Date and (iii) neither Seller Parent nor Purchaser shall be deemed to have given any of the representations and warranties set forth in this Agreement as of any Deferred Closing Date.

Section 9. Local Cash Payments. Section 2.11(b) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(b)       Notwithstanding the foregoing, the Parties acknowledge that there are certain jurisdictions in which consideration may be required to be paid locally at the Closing in the applicable local currency either (i) pursuant to applicable Law or (ii) by agreement between the Parties (the “Local Payment Countries”), and that such payment, and any adjustments thereto due to payment of the Cash Adjustment Amount, shall be made pursuant to the provisions of the applicable Local Agreement. The Parties agree that the amount of any such payments made on or around the Closing Date (the “Local Closing Cash Payments”) shall be determined in Dollars and, if applicable Law requires or the Parties mutually agree to, payment in a currency other than Dollars, such Dollar amount shall be converted into such other currency at the Reference Exchange Rate as of the date which is two (2) Business Days prior to the ~~date Seller Parent or its~~ applicable Subsidiary receives such Local Cash Payment Closing Date; provided, that (i) the Local Cash Payment for China, if any, shall be determined in Euros and converted into RMB at the Reference Exchange Rate as of the date which is two (2) Business Days prior to the Closing Date and (ii) the purchase price in the Local Asset Purchase Agreement for India shall be paid in Indian rupees in accordance therewith without any further conversion under this Section 2.11(b). Seller Parent shall, within two (2) Business Days following receipt of ~~all~~ any Purchaser Local Closing Cash Payment~~s~~, pay to Purchaser a refund in Dollars by wire transfer of immediately available funds to an account designated by Purchaser in an amount equal to the ~~aggregate~~ value of ~~all~~ such Purchaser Local Closing Cash Payment, in each case converted into Dollars from the applicable local currency at the Reference Exchange Rate as of the date such Local Closing Cash Payment was received by Seller Parent or its applicable Subsidiary. For the avoidance of doubt, in no event shall “Local Closing Cash Payments” which are reimbursed pursuant to this Section 2.11(b) include any amounts paid by Purchaser or its Affiliates to Seller Parent or its Affiliates for inventory that are not included in Business Inventory Value as calculated pursuant to Section 2.10.

Section 10. Belford Roxo Mitigation. The following is hereby added to the Share and Asset Purchase Agreement as Section 2.17:

Section 2.17 Belford Roxo Deferred Closing.

(a)        Notwithstanding anything to the contrary in this Agreement, (i) Seller Parent and its Subsidiaries shall not sell and transfer, and Purchaser and its applicable Subsidiaries shall not purchase and assume, the Deferred Brazil Assets and Deferred Brazil Liabilities on the Closing Date (ii) no Deferred Brazil Transferred Employee shall be deemed a Business Employee at the Closing Date and (iii) neither Party shall deliver at Closing the Belford Roxo Lease Agreement. The purchase, sale and transfer of the Deferred Brazil Assets and the assumption of the Deferred Brazil Liabilities and the transfer of the employment of any Deferred Brazil Transferred Employees who are Transferred Employees shall be consummated by entering into a Local Asset Purchase Agreement on January 1, 2021 (such transaction the “Deferred Brazil Closing” and such date the “Deferred Brazil Closing Date”), and the Deferred Brazil Closing shall be deemed the “Closing”, and the Deferred Brazil Closing Date, the “Closing Date”, with respect to all Deferred Brazil Assets, Deferred Brazil Liabilities and Deferred Brazil Transferred Employees for purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, Seller Parent shall not be bound by the obligations set forth in Section 5.2 with respect to the Deferred Brazil Assets and the operation of the Belford Roxo Site following the Closing Date and neither Seller Parent nor Purchaser shall be deemed to have given any of the representations and warranties set forth in this Agreement as of the Deferred Brazil Closing Date. From the Closing to the Deferred Closing, Purchaser shall be solely responsible for and, as promptly as practicable, shall take all lawful actions in order to ensure that Purchaser and its applicable Subsidiaries shall receive the Deferred Brazil Assets and assume the Deferred Brazil Liabilities as of the Deferred Brazil Closing Date and that the Belford Roxo Site shall be capable of being operated by Purchaser and its Subsidiaries in the ordinary course following the Deferred Closing Date, including with respect to the completion and implementation of the IT & BPS Infrastructure in relation to the Belford Roxo Site prior to the Deferred Closing Date and any obligations in connection therewith under the Migration Agreement and Services Agreement; provided, that, at the request of Purchaser, Seller Parent shall, and shall cause its Subsidiaries to, (A) in connection with any application or filing to, or inspection by, a Government Entity which is required or reasonably necessary for Purchaser and its applicable Subsidiaries to receive the Deferred Brazil Assets and assume the Deferred Brazil Liabilities as of the Deferred Brazil Closing Date, and subject to the terms of the Interim Belford Roxo Supply Agreement, (x) provide such information and Data to Purchaser and access to the Belford Roxo Site and participate in any such inspections by a Governmental Entity if reasonably necessary or desirable and (y) cause one or more Deferred Brazil Transferred Employees to execute and deliver any certifications in connection with such applications, filings or inspections to the extent the signature or certification of a Deferred Brazil Transferred Employee is required by applicable Law and (B) to the extent Purchaser and its Subsidiaries are unable to take, or cause to be taken, actions under the Migration Agreement and Service Agreement because Purchaser and its Subsidiaries do not own and/or operate the Deferred Brazil Assets or employ the Deferred Brazil Transferred Employees, continue to, and cause the Deferred Brazil Transferred Employees to, take such actions as are required to fulfil the “Customer Cooperation Obligations” under the Migration Agreement and Service Agreement as if Seller Parent or its applicable Subsidiary were still a party to such agreements.

(b)        In no event shall the payment of the Transaction Consideration be reduced or deferred in any respect due to the Deferred Brazil Closing; provided, however, that the Closing Working Capital Amount (and the estimation thereof to determine the Estimated Closing Working Capital Adjustment Amount), the Estimated Closing Intercompany Trade Accounts, the Closing Intercompany Trade Accounts, the Estimated Closing Net Pension Liabilities and the Closing Net Pension Liabilities, in each case to the extent relating to the Deferred Brazil Assets, Deferred Brazil Liabilities and Deferred Brazil Transferred Employees, shall be disregarded for the purposes of calculating the Estimated Cash Consideration Amount and the Cash Adjustment Amount.

(c)        Section 2.9(c) shall apply mutatis mutandis with respect to the Deferred Brazil Closing, Deferred Brazil Assets, Deferred Brazil Liabilities and Deferred Brazil Transferred Employees.

(d)        Within two (2) Business Days after the written request of Purchaser or its Affiliate, Elanco Saude Animal Ltda. (but in no event prior to October 1, 2020 or after December 31, 2020), Seller Parent and Purchaser shall each cause its applicable Affiliate in Brazil (Bayer S.A. and Elanco Saude Animal Ltda., respectively) to execute and deliver the Belford Roxo Lease Agreement.

Section 11. Other Deferred Transferred Assets. The following is hereby added to the Share and Asset Purchase agreement as Section 2.18:

Section 2.18 Deferred Transferred Assets and Ancillary Agreements.

(a)        Notwithstanding anything to the contrary in this Agreement, Seller Parent or its applicable Subsidiaries shall not transfer and assign, and Purchaser and its applicable Subsidiaries shall not assume, the Deferred Transferred Contracts, Deferred Transferred Fixtures and Equipment and Deferred Transferred Contract Liabilities on the Closing Date. The transfer, assignment and assumption of the Deferred Transferred Contracts, Deferred Transferred Fixtures and Equipment and Deferred Transferred Contract Liabilities shall take place following the Closing as the Parties may agree pursuant to the Ancillary Agreements. The payment of the Transaction Consideration shall not be reduced or deferred in any respect due to the deferred transfer of the Deferred Transferred Contracts, Deferred Transferred Fixtures and Equipment and the deferred assumption of the Deferred Transferred Contract Liabilities pursuant to this Section 2.18. Following such assignment, each Party shall cause its applicable Affiliates to perform all obligations under the Deferred Transferred Contracts and to discharge when due and payable all Deferred Transferred Contract Liabilities.

(b)        The Parties acknowledge and agree that Bayer de Mexico, S.A. de C.V. (“Bayer Mexico”), on the one hand, and certain other Retained Subsidiaries of Seller Parent, on the other hand will, at the Closing, enter into supply agreements for the supply of certain Business Products to enable the implementation of the Importer of Record Model in Argentina, Brazil, Chile, Colombia and Panama (the “Mexico IoR Export Agreements”). The Mexico IoR Export Agreements shall be in a form acceptable to each of the Parties. Upon the completion of the transfer of the Transferred Product Authorizations in Mexico to Purchaser’s or its Affiliates’ or their designee’s name in accordance with Section 5.15(d), Seller Parent shall cause Bayer Mexico to assign the entirety of Bayer Mexico’s rights and obligations under the Mexico IoR Export Agreements to Elanco Salud Animal S.A. de C.V. (“Elanco Mexico”), and Purchaser shall cause Elanco Mexico to accept such rights and assume and perform such obligations, in each case except to the extent that any Mexico IoR Export Agreement has been terminated in accordance with its terms prior to the termination or expiration of the Interim Services Agreement (Santa Clara).

Section 12. Other Deferred Transferred Employees. The following is hereby added to the Share and Asset Purchase agreement as Section 2.19:

Section 2.19. Other Deferred Transferred Employees

(a)        Notwithstanding anything to the contrary in this Agreement, (i) the Other Deferred Transferred Employees shall be deemed not to be Business Employees at the Closing Date and (ii) the transfer of employment of the Other Deferred Transferred Employees shall occur at the applicable Deferred Employee Transfer Date (such transfer a “Deferred Employee Transfer”). The Deferred Employee Transfer shall be deemed to be the Closing, and the Deferred Employee Transfer Date the Closing Date, with respect to each Other Deferred Transferred Employee.

(b)        In no event shall the payment of the Transaction Consideration be reduced or deferred in any respect due to any Deferred Employee Transfer; provided, however, that the Closing Working Capital Amount (and the estimation thereof to determine the Estimated Closing Working Capital Adjustment Amount), the Estimated Closing Net Pension Liabilities and the Closing Net Pension Liabilities, in each case relating to the Other Deferred Transferred Employees, shall be disregarded for the purposes of calculating the Estimated Cash Consideration Amount and the Cash Adjustment Amount.

(c)        Within thirty (30) days after the end of each Deferred Employee Reconciliation Statement Period, Seller Parent shall deliver or cause its applicable Subsidiary to deliver to Purchaser or its applicable Affiliate, in each country in which Other Deferred Transferred Employees are employed, a statement (a “Deferred Employee Reconciliation Statement”) setting forth (A) the total amount of all costs and expenses incurred by Seller Parent and its Subsidiaries in connection with the benefits, salary payments, withholding taxes and other payments or expenditures relating to each Other Deferred Transferred Employee (other than any such amounts which may be paid by Purchaser and its Affiliates pursuant to any secondment agreement relating to any French Deferred Transferred Employee) in such country during the applicable Deferred Employee Reconciliation Statement Period and (B) if such statement is the final Deferred Employee Reconciliation Statement in such country, the Closing Working Capital Amount and Closing Net Pension Liabilities relating to the Other Deferred Transferred Employees whose Deferred Employee Transfer has occurred on the last day of the applicable Deferred Employee Reconciliation Statement Period. Section 2.10(c), Section 2.10(d), Section 2.10(e), Section 2.10(f) and Section 2.10(h) shall apply mutatis mutandis following the delivery of any Deferred Employee Reconciliation Statement. Promptly (and in any event within ten (10) Business Days) after the final determination of the amounts set forth on a Deferred Employee Reconciliation Statement pursuant to the foregoing sentence, (i) if the Deferred Employee Reconciliation Amount is a positive number, then Purchaser shall cause its applicable local Subsidiary to pay to Seller Parent’s applicable local Subsidiary the applicable Deferred Employee Reconciliation Amount in local currency by wire transfer of immediately available funds to an account designated by Seller Parent or its applicable Subsidiary or (ii) if the Deferred Employee Reconciliation Amount is a negative number, then Seller Parent’s applicable local Subsidiary shall pay to Purchaser’s applicable local Subsidiary the absolute value of the Deferred Employee Reconciliation Amount in Dollars by wire transfer of immediately available funds to an account designated by Purchaser or its applicable Subsidiary.

Section 13. Access to Information. Section 5.1(c) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(c)        For a period of seven (7) years after the Closing Date, Seller Parent shall preserve, retain and maintain, and shall cause the Retained Subsidiaries to (i) preserve, retain and maintain, in an accessible form, all corporate, accounting, legal, auditing or other books and records relating to the conduct of the Business prior to the Closing Date; provided, however, that Seller Parent shall preserve, retain and maintain, and shall cause the Retained Subsidiaries to preserve, retain and maintain, in an accessible form, all Tax books and records relating to the Business Assets (which shall not include the consolidated Tax Returns or accounts of Seller Parent or any of its Affiliates) until the later of (~~i~~x) the seventh (7th) anniversary of the Closing Date and (~~ii~~y) six (6) months after the last date required for retention of such books and records under applicable Law and (ii) upon the request of Purchaser grant the right to Purchaser, its Subsidiaries and their respective Representatives, during regular business hours and subject to reasonable rules, regulations and requirements of Seller Parent and its Affiliates, at the expense of Purchaser, to inspect and copy such corporate, accounting, legal, auditing or other books and records relating to the conduct of the Business prior to the Closing Date; provided, however, that in no event shall Purchaser have access to any information that, based on advice of Seller Parent’s counsel, (w) would violate or create any potential Liability under applicable Law, (x) would violate any obligation of Seller Parent or any of its Subsidiaries with respect to confidentiality or data protection (provided that Seller Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to find a suitable alternative to disclose information in such a way that such disclosure does not violate any confidentiality or data protection obligations), (y) would unreasonably disrupt the conduct of the business or operations of Seller Parent or any of its Subsidiaries or (z) would reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product privilege or other relevant legal privilege.

Section 14. Regulatory Clearances. Section 5.3(a) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(a)       Purchaser shall take all lawful actions to obtain as promptly as practicable (and in any event prior to the Outside Date) the Regulatory Clearances, shall promptly undertake any and all actions necessary or appropriate to avoid, prevent, eliminate or remove the actual or threatened prohibition or commencement of any other action by or on behalf of any Applicable Authority with respect to any Regulatory Clearance and shall proffer to any Applicable Authority to take such actions as may be necessary or appropriate in order to obtain all Regulatory Clearances as soon as practicable (but in any event prior to the Outside Date), including (i) agreeing promptly to effect any Divestiture Action that any Applicable Authority shall require, propose, offer or impose (provided that such Divestiture Action shall be conditioned on the occurrence of, and shall become effective only from and after, the Closing), (ii) agreeing promptly to comply with any commitment, consent decree, Encumbrance, mitigation agreement and any other condition or operating restriction with respect to any businesses, product lines, tangible or intangible assets, Intellectual Property, Contracts, Permits, operations, rights or interests therein that any Applicable Authority may require, propose, offer or impose and (iii) defending any Proceeding (including any Proceeding seeking a temporary restraining order or preliminary injunction) and initiating any appropriate Proceeding against any Applicable Authority which acts, seeks, proposes or threatens to prevent, delay or impair the consummation of the Contemplated Transactions. Notwithstanding anything to the contrary in this Agreement, but subject to, and without limiting the obligations of, the Parties set forth in Sections 5.3(b) and 5.3(c), except as specifically set forth in Section 5.3(a) of the Seller Disclosure Schedule, Purchaser shall be solely responsible for, and Seller Parent shall have no obligations with respect to, the planning, structuring (including tax structuring) or implementation of any Divestiture Action; provided that, in connection with the Divestiture Actions described in Section 5.3(a) of the Seller Disclosure Schedule, Seller Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take the actions set forth in Section 5.3(a) of the Seller Disclosure Schedule and to take the actions described in paragraph (f) of Part A of Section 5.32 to the Seller Disclosure Schedule. No Party’s obligations under this Section 5.3 or the performance hereof shall entitle such Party to any adjustment or modification of the Transaction Consideration or any other terms and conditions of this Agreement.

Section 15. Lease Agreement Terms. The following is hereby added as Section 5.8(f) of the Share and Asset Purchase Agreement:

(f)       Seller Parent and Purchaser shall cause their respective Affiliates to implement the term and termination provisions under the Interparty Lease Agreements relating to the Seller Leased Real Property, and, in case of local Laws restricting the enforceability of such provisions, shall take any and all measures and actions required to reach the legal objective intended by such provisions.

Section 16. Insurance Matters. Section 5.12(b) of the Share and Asset Purchase Agreement is hereby amended and restated as follows:

(b)        If any of the Business, the Transferred Entities or the Business Assets suffers a Loss after the date hereof and prior to the Closing Accounts Time, and a claim for such Loss may be made under a Seller Parent Insurance Policy prior to the Closing, then Seller Parent shall make a claim against such Seller Parent Insurance Policy in the manner and consistent with the past practices of Seller Parent and its Subsidiaries ~~in any event~~ to the extent possible prior to the Closing Date. If such a claim is made in respect of a Seller Parent Insurance Policy and not recovered prior to the Closing, then Seller Parent shall use reasonable best efforts after the Closing to recover proceeds for any such Loss under such Seller Parent Insurance Policy, in each case, to the extent that the terms and conditions of any such Seller Parent Insurance Policy so allow, and any such proceeds recovered by Seller Parent after the Closing under this Section 5.12(b) shall be paid to Purchaser; provided, however, in no case shall Seller Parent be required to threaten or commence litigation in respect of any claim made pursuant to this Section 5.12(b).

Section 17. Data Privacy. The following is hereby added to the Share and Asset Purchase Agreement as Section 5.13(e):

(e)       The Parties and/or their Affiliates may from time to time on or after the Closing enter into agreements relating to data privacy and the protection of personal information in connection with the Contemplated Transactions (each, a “Data Privacy Agreement”). Each Party shall, or shall cause its applicable Affiliates to, perform all obligations under any Data Privacy Agreement to which such Party or Affiliate, as applicable, is a party.

Section 18. Permits and Product Authorizations.

(a)               Section 5.15(a) of the Share and Asset Purchase Agreement is hereby amended and restated follows:

(a)        Within three (3) months of the date of this Agreement, Seller Parent shall deliver to Purchaser a plan for separation, transfer and operation of the Business immediately following the Closing (the “Central Transfer Plan”). The Central Transfer Plan shall include, with respect to each country in the Territory, the information described on Annex 26 and shall specify, with respect to each country in the Territory, whether the operating model for the Business immediately following the Closing shall be (i) the Full Transfer Model (each, a “Full Transfer Country”) or (ii) the Importer of Record Model (each, an “Importer of Record Country”) or (iii) the Interim Commercialization Agreement Model (each, an “Interim Commercialization Country”). The Central Transfer Plan shall designate each country in the Territory as a Full Transfer Country unless Seller Parent reasonably determines that (i) in such country either (x) the transfer to Purchaser of the applicable Transferred Product Authorizations (with “transfer” for these purposes meaning the approval of a change in the holder of the applicable Transferred Product Authorizations (and not, for the avoidance of doubt, changes to product labelling or artwork unless required by applicable Law in connection with such change of holder) by the applicable Government Entity and such approval having become effective (for instance, by way of publication)) or (y) the transfer of any applicable Permits or obtaining of any applicable Permits, would take longer than ninety (90) days after Closing under applicable Law, in which case the Central Transfer Plan shall designate such country as an Importer of Record Country (unless such country satisfies the criteria set forth in (ii)), or (ii) (A) Seller Parent and its Subsidiaries cannot effect the transfer of the Transferred Assets in such country at the Closing in accordance with applicable Law or (B) Purchaser or its Affiliates, even if complying with the obligations set forth in Section 5.15(c), would not be capable of selling the Business Products in such country in accordance with applicable Law immediately following the Closing (unless any such restrictions under applicable Law are limited only to Permits and Transferred Product Authorizations), in which case the Central Transfer Plan shall designate such country as an Interim Commercialization Country. Seller Parent shall provide to Purchaser upon request any information on which the designation of a country as an Interim Commercialization Country or Importer of Record Country is based. Purchaser may, within one (1) month of the delivery of the Central Transfer Plan, propose a revision of any element of the Central Transfer Plan with respect to any country, including a request to remove any countries from the Territory. If Purchaser makes any requests for revision, Seller Parent shall consider such proposed revision in good faith; provided, that Seller Parent shall, in its reasonable discretion, have a right to refuse to accept any such proposed revision with respect to the Central Transfer Plan. At any time prior to the Closing, with reasonable prior notice to Purchaser, Seller Parent may amend the Central Transfer Plan in any manner it reasonably determines to be necessary for the continuity of the Business following the Closing, subject to the right of Purchaser to request a revision to the Central Transfer Plan as so amended in the same manner as described in the previous sentences. Prior to the Closing and following any request for revision by Purchaser, Seller Parent shall consider such proposed revision in good faith; provided, that Seller Parent shall, in its reasonable discretion, have a right to refuse to accept any such proposed revision. Following the Closing, Seller Parent shall cooperate with any reasonable requests of Purchaser with respect to information on the implementation of the Central Transfer Plan.

(b)               The following is hereby added to the Share and Asset Purchase Agreement as Section 5.15(g):

(g) Following the Closing and with respect to any products manufactured, marketed or sold by Purchaser or any of its Affiliates or designees under any Product Authorization or Permit held in the name of Seller Parent or any of its Subsidiaries pursuant to the terms of this Agreement or any Ancillary Agreement, Purchaser shall, and shall cause its Affiliates and designees to, manufacture, market and sell all such products (to the extent consistent with the past practices of Seller Parent and its Subsidiaries, except to the extent such practices are not consistent with a change in applicable Law that occurs following the Closing) in accordance with the specifications, requirements and standards contained in such Product Authorizations, Permits and applicable Law.

Section 19. Non-Competition. Section 5.18(a) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(a)       Subject to Section 5.18(b), for a period of (i) three (3) years from the Closing Date, with respect to Mexico and (ii) five (5) years from the Closing Date, with respect to anywhere in the world other than Mexico, Seller Parent shall not, and shall not permit any of its Subsidiaries to, engage in any Competing Business. For the purposes of this Section 5.18, “Competing Business” means the marketing and sale of finished products covered by a Product Authorization for use in the Animal Health Field; provided that Competing Business shall not include (A) the marketing and sale of any products in India, ~~(A)~~ (B) the Excluded Mexico Business or (C) the marketing or sale of any products for use in the ES Exclusion Field.

Section 20. Additional Obligations.

(a)               The following is hereby added to the Share and Asset Purchase Agreement as Section 5.32:

Section 5.32 Additional Obligations. Each Party shall comply with the obligations set forth in Section 5.32 of the Seller Disclosure Schedule; provided, that the obligations set forth in Section 5.32 of the Seller Disclosure Schedule shall not be taken into account in determining whether the condition to the obligations of Purchaser to effect the Closing pursuant to Section 8.2(c) has been satisfied. For the avoidance of doubt, any amounts payable by Purchaser pursuant to Section 5.32 of the Seller Disclosure Schedule shall be paid in addition to the Transaction Consideration and shall not reduce the Estimated Cash Consideration Amount or the Cash Consideration Amount.

(b)               The text set forth on Annex B to this Amendment is hereby added as Section 5.32 of the Seller Disclosure Schedule.

(c)               The text set forth on Annex C to this Amendment is hereby added as Annex 37 (Additional Payment Amount Calculation) to this Agreement.

(d)               The following is hereby added to the Share and Asset Purchase Agreement as Section 5.33:

Section 5.33 Secured Accounts Receivable. In the event that following the Closing any customer does not make payment on any Account Receivable retained by Seller Parent or its Subsidiaries and (a) such Account Receivable was secured by any customer deposit or similar arrangement pursuant to the terms of the relevant Transferred Contract as of the Closing Date and (b) the full amount of the deposit liability balance associated with such Account Receivable was included in the Closing Working Capital Adjustment Amount, then, upon the written request of Seller Parent or its relevant Subsidiary, Purchaser or its relevant Subsidiary shall cause such customer deposit or similar arrangement to be forfeited or set-off in accordance with the terms of the relevant Transferred Contract and shall promptly remit an amount in cash equal to the amount forfeited or set-off to Seller Parent or its relevant Subsidiary.

(e)               The following is hereby added to the Share and Asset Purchase Agreement as Section 5.34:

Section 5.34 Additional Royalty Amount. The Parties agree that the payments by Purchaser to Seller Parent or its Affiliates with respect to (a) that certain letter agreement, dated as of April 20, 2020, by and between Seller Parent and Purchaser (the “License Consent Letter”) and the Emodepside License Agreement and (b) the termination of the real property lease for the premises located at Cartago, Distrito seis (Guadalupe), Cantón uno (Cartago), provincial de Cartago, plano catastrado número C-0446880-1997 shall be made as set forth in Annex 37.

(f)                The following is hereby added to the Share and Asset Purchase Agreement as Section 5.35:

Section 5.35 Access to Historical SAP Data, Product Recall Support.

(a) During the period from the expiration or termination of the term of the Historical SAP Data Services under the Transition Services Agreement (the “Historical SAP Data Services”) and until the seventh (7th) anniversary of the Closing Date, Seller Parent shall provide to Purchaser a copy of any Historical SAP Data reasonably requested by Purchaser in writing as soon as reasonably practicable following Seller Parent’s receipt of such request; provided that if such request relates to a Recalled Product where the recall or withdrawal is classified as a Class I or Class II recall in accordance with the EMA SOP for “Dealing with reports of suspected defective medical products” available at https://www.ema.europa.eu/en/documents/sop/standard-operating-procedure-dealing-reports-defective-medicinal-products_en.pdf or an equivalent recall or withdrawal outside of the European Union (each a “Class I/II Product Recall”), Seller Parent shall respond to such request within two (2) Business Days of receipt of the request with the Historical SAP Data. Purchaser’s request for Historical SAP Data shall state the reason Purchaser requires the Historical SAP Data and if in connection with a Class I/II Product Recall, shall be directed to the global quality lead contact persons nominated from time to time by Seller Parent and informed to Purchaser in writing (which may be by email) (the “Recall Liaisons”); provided, that, if Seller Parent does not inform Purchaser of the identity of any Recall Liaison, then Purchaser shall be able to direct its request for Historical SAP Data through any other established process between Purchaser and Seller Parent. Purchaser shall use its reasonable best efforts to cooperate with Seller Parent and the Recall Liaisons (if applicable) to assist Seller Parent in identifying the requested Historical SAP Data. Seller Parent may provide any requested Historical SAP Data in a standard, accessible and editable format chosen by Seller Parent in its reasonable discretion but consistent with its past practice. The Parties shall cooperate in good faith to establish a protocol, including the designation of responsible contact persons, to facilitate the sharing of Excluded Books and Records pursuant to this Section 5.35.

(b)        Purchaser acknowledges and agrees that Purchaser will not receive copies of the Historical SAP Data, including any Historical SAP Data which may belong to the Transferred Entities, at Closing, and that, following the Closing, Purchaser will only have access to the Historical SAP Data through the Historical SAP Data Services and this Section 5.35.

(c)        In furtherance and not in limitation of the foregoing, in the event any Business Product manufactured, distributed or sold by Seller Parent and its Subsidiaries (including the Transferred Entities) prior to the Closing Date is the subject of any recall by a Government Entity or a voluntary recall or withdrawal of such Business Product by Purchaser or its Subsidiaries on or after the Closing Date (any such Business Product, a “Recalled Product”), upon the written request by Purchaser to the Recall Liaisons, if any, and to the extent such information or support is not otherwise reasonably accessible to Purchaser and its Affiliates, Seller Parent shall, or shall cause its Retained Subsidiaries to, (i) use commercially reasonable effort to cooperate with Purchaser in Purchaser’s efforts to acquire shipment details with respect to the impacted batches of Recalled Product from wholesalers which have an active relationship with Seller Parent and its Subsidiaries and which do not have a relationship with Purchaser and its Subsidiaries, (ii) use commercially reasonable efforts to cooperate with Purchaser in Purchaser’s communications with Government Entities with respect to the recall or withdrawal of the Recalled Products and (iii) in the event of a recall or withdrawal of a Recalled Product attributable or alleged to be attributable to a cause unrelated to the manufacturing of such Recalled Product, use commercially reasonable efforts to provide to Purchaser such information and access to quality-related employees (during regular business hours and upon reasonable advance notice to the Recall Liaisons, if any) as may be reasonably necessary to support (x) Purchaser’s investigative activities into the root cause of the recall or withdrawal of such Recalled Product and determination of corrective actions or (y) Purchaser’s response to any regulatory request or investigation by a Governmental Entity in connection with such recall, withdrawal or Recalled Product.

(g)               The following is hereby added to the Share and Asset Purchase Agreement as Section 5.36:

Section 5.36 Replacement of Guarantees. Without limiting any right of the Seller Indemnified Parties pursuant to Section 9.3, Purchaser shall use its reasonable best efforts, at its sole expense, to cause (i) itself or its Subsidiaries to be substituted in all respects for Seller Parent or any of its Retained Subsidiaries under any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitment or other similar obligation to the extent Related to the Business or related to any Transferred Asset or Assumed Liability, and (ii) any Liability of Seller Parent or any of the Retained Subsidiaries relating to any such guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitment or obligation to be terminated and released, in each case on or as promptly as practicable following the Closing.

(h)               The following is hereby added to the Share and Asset Purchase Agreement as Section 5.37:

Section 5.37 Suspension Period. In the event that the Closing Date is not the first calendar day of the calendar month, then:

(a)       subject to applicable Law, Seller Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to suspend the conduct of the Business and the operation of the Transferred Assets in each country in the Territory for the period beginning on 12:01 a.m. local time on the first calendar day of such calendar month and ending on 12:01 a.m. local time on the Closing Date (the “Suspension Period”);provided, that Seller Parent may and may cause its Subsidiaries to take any actions reasonably required to ensure the continuity of the Business during the Suspension Period; and

(b)        promptly following the written request of Seller Parent, Purchaser shall reimburse to Seller Parent the amount of any payments made or Liabilities incurred by Seller Parent or its Retained Subsidiaries in connection with the conduct of the Business and the operation of the Transferred Assets during the Suspension Period to the extent that such payments would have been made by, or such Liabilities would have been Assumed Liabilities (including Assumed Employee Liabilities or Liabilities under Transferred Contracts) of, Purchaser or its Affiliates if the Closing Date had been the first calendar day of such calendar month.

(i)                 The following is hereby added to the Share and Asset Purchase Agreement as Section 5.38:

Section 5.38 Transfer of Physical Samples. Notwithstanding anything to the contrary in this Agreement, promptly and in no event later than sixty (60) days following the Closing, Seller Parent shall package and prepare for transportation all physical samples in the possession or control of Seller Parent or its Subsidiaries of the chemical compounds included in the Transferred Assets, but excluding (a) any microtiter plates and (b) patent marker compounds that are (i) related to third-party patent applications and (ii) were synthesized at the expense of Seller Parent and its Subsidiaries (collectively, the “Transferred Compound Vials”), provided, that to the extent delivery of any specific compounds is prohibited by applicable Law, the Parties shall reasonably cooperate to find a reasonable alternative thereto, in accordance with Section 2.12(b). As soon thereafter as is commercially reasonable, the Parties will cooperate to deliver such Transferred Compound Vials to one or more sites designated by Purchaser, provided, that if Purchaser designates any sites outside of the European Union, Purchaser will (i) be responsible for the logistics, transport, applications, notifications, forms, filings, Permits or other requirements under applicable Law of the applicable Transferred Compound Vials, it being understood that Seller will cooperate in good faith to provide applicable advice and support (including compliance checks), and (ii) pay any additional transportation and logistics costs, Taxes, duties or other expenses to the extent such expenses exceed what would have been incurred in connection with delivery to the European Union. The Parties shall promptly provide contact details for its applicable logistics personnel and reasonably cooperate on the form and manner of such delivery, including to ensure secure and timely delivery to Purchaser and address customs and import/export requirements, as applicable.

Section 21. Other Amendments to the Seller Disclosure Schedule. The Seller Disclosure Schedule is hereby amended as set forth on Annex D to this Amendment.

Section 22. Business Leases.

(a)               Section 3.18(a) (Real Property) of the Seller Disclosure Schedule is hereby amended and restated in its entirety as set forth on Annex E to this Amendment.

(b)               Annex 23 (Mixed Contracts) to the Share and Asset Purchase Agreement is amended as set forth on Annex F to this Amendment.

Section 23. IT & BPS Infrastructure.

(a)               Section 5.25(b) of the Share and Asset Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(b)       Purchaser acknowledges and agrees that it has received copies of the executed Migration Agreement and Services Agreement as in effect on July 30, 2020. The Service Agreement shall be a Transferred Contract at Closing. Unless the Parties agree otherwise, the Migration Agreement shall be transferred to Purchaser at the earlier of (i) the final completion of the Hot-Cutover and (ii) the date which is fourteen (14) calendar days after the Closing Date; provided that the Migration Agreement shall not be transferred to Purchaser prior to the Closing. For the purposes of this Section 5.25(b), “Hot-Cutover” shall mean the final phase of the migration activities to build the IT & BPS Infrastructure, including migration of selected master and transactional data, activation of systems and interfaces and the disconnection of the network-to-network interface between the Business’s network and the network of Seller Parent and the Retained Subsidiaries (disconnection of network-to-network interface). The Parties acknowledge and agree that, from the date of transfer of the Migration Agreement to Purchaser until September 11, 2020, Seller Parent may, in its sole discretion, elect for a central project team located in Germany and consisting of subject matter experts of Seller Parent who were involved in the completion of the IT & BPS Infrastructure prior to the transfer of the Migration Agreement to provide Purchaser with certain “hypercare” consultation and knowledge transfer services, in each case solely for the purposes of supporting any relevant actions taken by Purchaser in connection with Purchaser’s operation of any information technology infrastructure provided by Seller Parent. Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that neither Seller Parent nor any of its Affiliates shall have any obligations or liabilities of any kind whatsoever in connection with any services described in the foregoing sentence which Seller Parent may, in its sole discretion, elect to provide.

(b)               The following is hereby added as Section 5.25(h) of the Share and Asset Purchase Agreement:

(h)       Notwithstanding anything else in this Agreement, the Services Matrix, the Migration Agreement or the Service Agreement, Seller Parent shall conduct SAP user acceptance testing and user training activities in connection with the completion of the IT & BPS Infrastructure remotely (without co-location and without onsite support) at its sole and absolute discretion and on its own timeline.  Seller Parent may, in its sole and absolute discretion, focus the SAP user acceptance testing on the United States and Germany and on functionalities relating to (x) order to cash and (y) accounting.

(c)               The following is hereby added as Section 5.25(i) of the Share and Asset Purchase Agreement:

(i)       The Parties may from time to time agree in writing to exercise flexibility with respect to their obligations relating to the IT & BPS Infrastructure, including by amending the Services Matrix by written agreement.

(d)               Section 5.25(a)(i) of the Seller Disclosure Schedule is hereby amended and restated in its entirety as set forth on Part A of Annex G to this Amendment.

(e)               Section 5.25(e) of the Seller Disclosure Schedule is hereby amended to add the provisions set forth in Part B of Annex G to this Amendment.

Section 24. Continuation of Employment.

(a)               Section 6.2(a) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirely as follows:

(a)        The Parties intend that there shall be continuity of employment with respect to all Business Employees as follows (and intend that this Section 6.2 be interpreted and administered in accordance with applicable Law, in a manner to effect such intent): (i) the Transferred Entity Employees shall continue to be employed by the Transferred Entities on and following the Closing; (ii) unless the Parties agree otherwise,  where applicable Law provides for an automatic transfer of employees upon the transfer of a business or part of a business as a going concern, the employment of the Business Employees shall not be terminated upon the Closing and the rights, powers, duties, Liabilities and obligations of Seller Parent or any of its Subsidiaries to or in respect of such Business Employees in respect of any contract of employment with such Business Employees in force immediately before the Closing shall be transferred to Purchaser and/or one of its Affiliates in accordance with applicable Law (including the Transfer of Undertakings); and (iii) where applicable Law does not provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern (or in any jurisdiction where applicable Law provides for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern but for any reason any Business Employee does not transfer by operation of Law), Purchaser shall no later than thirty (30) days prior to the Closing Date offer employment to each such Business Employee commencing on the Closing Date on the Current Employment Terms. The Parties may agree, on a country-by-country basis, to replace the offers of employment provided for in clause (iii) above by tri-partite transfer agreements to be signed by Seller Parent or the applicable Subsidiary of Seller Parent currently employing the relevant Business Employee, Purchaser and the Business Employee to effectuate the transfer of the relevant Business Employee to Purchaser pursuant to the terms and conditions set forth in this Section 6.2(a), and Purchaser and Seller Parent shall cooperate in good faith in this regard.

Section 25. Continuation of Employment in PEO Countries. The following is hereby added as Section 6.2(d) of the Share and Asset Purchase Agreement:

(d)       Notwithstanding anything to the contrary in this Agreement, Purchaser may satisfy its obligation to continue the employment of Business Employees located in Costa Rica, Croatia, Ecuador, Guatemala, Jordan, Kenya, Morocco, Peru, Romania and Ukraine (the “PEO Country Employees”) in accordance with this Section 6.2 by causing a professional employment organization (a “PEO”) that has obtained prior approval of Seller Parent (not to be unreasonably withheld, delayed or conditioned) to offer employment commencing on the Closing Date on Current Employment Terms, to such PEO Country Employees no later than thirty (30) days prior to the Closing Date. Any PEO Country Employees who accept such offer of employment with a PEO shall for all purposes under this Agreement be deemed Transferred Employees who are employed by Purchaser. For the avoidance of doubt, this Section 6.2(d) shall not relieve Purchaser of any of its obligations under this Agreement including with respect to the PEO Country Employees under Section 6.3.

Section 26. Continuation for Employees on Leave. The following is hereby added as Section 6.2(e) of the Share and Asset Purchase Agreement:

(e)       Notwithstanding anything to the contrary in this Agreement, Purchaser’s offer of employment to any Business Employee employed in the United States, or Brazil or Vietnam who is absent from work due to an authorized or protected leave of absence (including but not limited to a leave of absence due to a short-term or long-term disability or COVID-19) (the “Leave Offered Employees”) shall be conditioned upon such Leave Offered Employee’s return to active employment immediately following such absence and within six (6) months of the Closing or such later date as required under applicable Law. All such offers of employment to Leave Offered Employees shall provide for employment with Purchaser or one of its Affiliates to commence at the earlier of (i) the expiration of such Leave Offered Employee’s authorized or protected leave or (ii) the six (6) month anniversary following the Closing, or such later date as required under the applicable Law. For the avoidance of doubt, if a Leave Offered Employee has not returned from leave of absence on or prior to the six (6) month anniversary of the Closing Date (or such later date as required under applicable Law), any offer of employment by Purchaser or its Subsidiaries to such employee shall expire and such employee shall no longer be deemed to be a Business Employee.

Section 27. Continuation for Employees with Pending Visa Applications . The following is hereby added as Section 6.2(f) of the Share and Asset Purchase Agreement:

(f)       Notwithstanding anything to the contrary in this Agreement, Purchaser’s offer of employment to any Business Employee in Colombia or Thailand who has not prior to the Closing Date obtained the Permits for such Business Employee to commence employment with Purchaser on the Closing Date (the “Visa-pending Offered Employees”) shall be conditioned upon such Visa-pending Offered Employee’s successful receipt of the required Permits. All such offers of employment to Visa-pending Offered Employees shall provide for employment with Purchaser or one of its Affiliates to commence on the first calendar date of the next calendar month following receipt of the applicable Permits.

Section 28. Retired Mexico Employees.  The following is hereby added as Section 6.2(g) of the Share and Asset Purchase Agreement:

(g)      Seller Parent shall make offers of voluntary retirement to the Business Employees identified on Annex 36 prior to the Closing Date (“Designated Mexican Employees”).  Purchaser shall, prior to the Closing Date, offer employment to each Designated Mexican Employee who accepts the retirement offer (the “Retired Mexican Employee”) commencing on the Closing Date.  Notwithstanding anything to the contrary in this Agreement, none of such Retired Mexican Employees who accepts an offer of employment with Purchaser shall be a Transferred Employee for purposes of this Agreement, subject to applicable Law or Labor Obligation.

Section 29. Terms and Conditions of Employment.

(a)               Section 6.3(a) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirely as follows:

(a)        Starting at the time an employee becomes a Transferred Employee and ending on the date that is (i) three (3) years following the Closing Date, for each Transferred Employee employed in Germany, and (ii) one (1) year following the Closing Date, for each Transferred Employee employed outside of Germany, or in each case any longer period as required under applicable Law, Labor Obligation or Bayer Restructuring Principles (which principles restrict unilateral alteration of the Current Employment Terms until the later of five (5) years following the Closing Date and December 30, 2025), such Transferred Employee shall be employed by (i) Purchaser or (ii) with respect to PEO Country Employees only, a PEO, in each case on terms that are substantially similar to and no less favorable than the Current Employment Terms and participate in employee benefit plans, agreements, programs, policies and arrangements (including pension, retirement, health, welfare, fringe and other employee benefits) of (i) Purchaser (the “Purchaser Plans”) or (ii) with respect to PEO Country Employees only, the PEO employee benefit plans, agreements, programs, policies and arrangements, that are substantially similar to and no less favorable in the aggregate than the employee benefit plans, programs and arrangements of Seller Parent or the applicable Subsidiary of Seller Parent in effect immediately prior to the Closing Date with respect to such Transferred Employee, and shall be offered any other additional terms and conditions of employment by Purchaser or one of its Affiliates required by applicable Law, Labor Obligation or Bayer Restructuring Principles; provided, however, that with respect to Temporary Employees, the requirements of this sentence shall only apply for the remainder of such Temporary Employees’ existing contract term unless applicable Law requires otherwise and, provided further, that with respect to PEO Country Employees only, PEO Country Employees shall be employed by PEOs pursuant to fixed term contracts (which are renewable to the extent permitted by the applicable PEO) on terms that are substantially similar to and no less favorable than the Current Employment Terms.

(b)               Section 6.3(c) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirely as follows:

(c)       Purchaser shall assume, and shall promptly reimburse Seller Parent for, all Liabilities to provide any severance payments required to be paid, including cash severance, benefits, which become payable due to the termination of the employment relationship or other severance amounts, under any applicable Law, Labor Obligation or Benefit Plan (including any employment agreement or offer letter) to (i) any Business Employee who is not offered employment by Purchaser and/or one of its Affiliates in compliance with Section 6.2, (ii) any Business Employee who rejects the offer of employment made by Purchaser and/or one of its Affiliates, who rejects the transfer of employment to Purchaser and/or one of its Affiliates, or who terminates his or her employment so as not to transfer to Purchaser and/or one of its Affiliates, ~~and~~ (iii) any Business Employee who is entitled to such termination-related payments under applicable Law ~~or~~ Labor Obligation or Benefit Plan in connection with the Transaction (x) as a result of a termination of employment in connection with the Transaction or (y) due to Purchaser’s noncompliance with Section 6.2 or Section 6.3(a) or violation of any Law, Labor Obligation or other agreement with respect to any Business Employee and (iv) any PEO Country Employee who voluntarily agrees to treat his or her transfer to a PEO as a PEO Country Employee Severance-Qualifying Termination. For the avoidance of doubt, none of the Liabilities described in subsections (i) through (iv) in this Section 6.3(c) shall be included in the Leave Payment Amount for purposes of Section 2.16 to the Seller Disclosure Schedule. In the event that Purchaser and/or one of its Affiliates enters into a settlement or release agreement with any Transferred Employee following the Closing in relation to such Transferred Employee’s termination of employment, such agreement shall provide that the Seller Indemnified Parties are released from any applicable claims to the same extent as Purchaser.

Section 30. Assumed Employee Liabilities. Section 6.5(c) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(c)       unless otherwise notified to Purchaser by Seller Parent prior to the Closing and included in the calculation of the Closing Working Capital Amount, for amounts accrued under bonus programs to each Transferred Employee (but not including any amounts payable by a Transferred Entity) in respect of the period prior to and including the date that is one (1) day prior to the Closing Date, determined and paid by Seller Parent in a manner consistent with past practice with the exception that Transferred Employees who are employed by Purchaser or an Affiliate on the date of payment of such bonus amounts by Seller Parent shall be eligible to receive their accrued bonus amounts, pro-rated to the Closing Date, on such payment date. For the avoidance of doubt, the Transferred Entities shall, following the Closing, retain responsibility for payments of all amounts accrued under bonus programs which are Liabilities of the Transferred Entities prior to Closing;

Section 31. Service Credit. The following is hereby added as the last sentence of Section 6.7 of the Share and Asset Purchase Agreement:

Notwithstanding the foregoing, this Section 6.7 shall not apply to a PEO Country Employee who voluntarily agrees to treat his or her transfer of employment to a PEO as a termination of employment that results in the and receives payment of all severance payments and benefits due as a result of the termination of the employment relationship (assuming a termination of employment by Seller Parent or the applicable Subsidiary of Seller Parent without cause) under any applicable Law, Labor Obligation or Benefit Plan (including any employment agreement or offer letter) (a “PEO Country Employee Severance-Qualifying Termination”).

Section 32. Allocation of Transaction Consideration. Section 7.3(a) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(a)               The Cash Consideration Amount, the fair market value of the Consideration Shares and any other amounts that are treated as consideration for applicable Tax purposes shall be allocated prior to Closing among the various members of the Seller Parent Group as mutually agreed between Purchaser and Seller Parent and according to the principles set forth in Annex 24 (such allocation, the “Consideration Allocation”). If the Transaction Consideration is adjusted in accordance with the provisions of this Agreement for purposes of the Cash Consideration Amount, Purchaser and Seller Parent shall restate the Consideration Allocation as appropriate to reflect the adjustments (which adjustments shall be made consistent with the principles set forth in Annex 24).  Purchaser and Seller Parent shall be bound to the extent legally permissible by the Consideration Allocation (as adjusted) for purposes of determining any Taxes and shall prepare and file, and shall cause their respective Affiliates to prepare and file, their Tax Returns (including U.S. Internal Revenue Service Form 8594) on a basis consistent with the Consideration Allocation and defend the agreed Consideration Allocation before any Government Entity.  To the extent legally permissible, neither Party shall take in the preparation of any statutory financial statements, the filing of any Tax returns or in the course of any Tax Contest any position inconsistent with the Consideration Allocation as restated by the Parties from time to time, but this obligation shall, for the avoidance of doubt, not prevent Seller Parent or Purchaser or their respective Affiliates from disclosing any relevant facts and circumstances to the relevant Government Entity in order to comply with applicable Law.  Each Party shall, and shall cause its applicable Affiliates to, cause each Local Asset Purchase Agreement to reflect any allocation agreed to hereunder.

Section 33. Transfer Taxes and VAT.

(a)               Section 7.12(f)(vi) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(vi)             If the respective transaction does, according to the binding determination pursuant to Section 7.12(f)(ii)-(v), qualify as a TOGC, the relevant Local Agreement shall provide that no VAT shall be chargeable on the respective transactions and no VAT shall be paid by Purchaser to Seller Parent and/or the Seller Ancillary Counterparty in respect of that part of the Transaction Consideration which pursuant to Section 7.3 is allocable to the respective transaction. ~~The relevant Local Agreement shall, to the extent applicable, further provide for the following:~~ Seller Parent or Seller Affiliates shall indemnify Purchaser and its Affiliates from any VAT payable or any reduction of a claim for a refund of VAT which results from (A) an adjustment of input VAT that has been initially deducted by Seller Parent or any of its Affiliates in respect of any Transferred Asset (for instance, pursuant to section 15a German VAT Act (Umsatzsteuergesetz)) if and to the extent that such adjustment is caused by a change of the relevant circumstances prior to the Closing Date or (B) the treatment of Purchaser or its Affiliates as the successor to Seller Parent or any its Affiliates (for instance, pursuant to section 1 para. 1a 3rd sentence of the German VAT Act (Umsatzsteuergesetz)). Seller Parent shall provide Purchaser within one (1) month after the Closing Date without request with copies of all documents required for any input VAT adjustment (as the case may be) by Purchaser or any of its Affiliates (for instance, pursuant to Section 15a German VAT Act). If and to the extent that, contrary to the binding determination pursuant to Section 7.12(f)(ii)-(v), the competent Government Entity holds that the relevant transaction does not constitute a TOGC and therefore is subject to VAT, the Parties shall cooperate in good faith in order to mitigate, to the extent legally permissible, any burden associated with such assessment and shall use reasonable efforts to contest the VAT assessment in cooperation with the other Party. In addition, if and to the extent the competent Government Entity holds that the relevant transaction does not constitute a TOGC, Section 7.12(f)(vii) shall apply accordingly.

(b)               Section 7.12(f)(vii) of the Share and Asset Purchase Agreement is hereby amended and restated in its entirety as follows:

(vii)        If the relevant transaction does, according to the binding determination pursuant to Section 7.12(f)(ii)-(v), not constitute a as TOGC, the relevant Local Agreement shall provide that any VAT that is chargeable shall be borne by such Party (or any of its Affiliates) which is the recipient of the relevant supply or service in addition to the relevant consideration under any Local Agreement at the time the relevant supply is made and shall be paid to the other Party within ten (10) days after receipt of a proper invoice, if and to the extent (i) the relevant supply or service is not exempt from VAT, (ii) such VAT is not owed by the Party (or any of its Affiliates) which is the recipient of the relevant supply or service under a reverse charge mechanism or as a result of a secondary liability and (iii) such VAT has not become due as a result of a breach of the covenant pursuant to Section 7.12(c) by the other Party (or any of its Affiliates). ~~The relevant Local Agreement shall, to the extent applicable, further provide for the following:~~ If and to the extent that, contrary to the binding determination pursuant to Section 7.12(f)(ii)-(v), the competent Government Entity holds that the relevant transaction is not subject to or is exempt from VAT, the Parties shall cooperate in good faith in order to mitigate, to the extent legally permissible, any burden associated with such assessment and take all steps (including, the correction of invoices and the repayment of the amount which was paid in respect of the VAT to the other Party) in order to put each other (and their respective Affiliates) in the same position in which they were if the Parties had assumed from the beginning that no VAT is chargeable. In addition, if and to the extent the competent Government Entity holds that the relevant transaction is not subject to VAT as it constitutes a TOGC, Section 7.12(f)(vi) shall apply accordingly.

Section 34. Amended Annexes.

(a)               Annex 5 (Transferred Assets) to the Share and Asset Purchase Agreement is amended as set forth on Annex H to this Amendment.

(b)               Annex 6 (Excluded Assets) to the Share and Asset Purchase Agreement is amended as set forth on Annex I to this Amendment.

(c)               Annex 7 (Assumed Liabilities) to the Share and Asset Purchase Agreement is amended as set forth on Annex J to this Amendment.

(d)               Annex 8 (Excluded Liabilities) to the Share and Asset Purchase Agreement is amended as set forth on Annex K to this Amendment.

(e)               Annex 9 (Territory) to the Share and Asset Purchase Agreement is amended and restated in its entirety as set forth on Annex L to this Amendment.

(f)                Annex 11 (Pension Arrangements) to the Share and Asset Purchase Agreement is amended and restated in its entirety as set forth on Annex M to this Amendment.

(g)               Annex 14A (Business Employees) and 14B (Business Leadership Circle) to the Share and Asset Purchase Agreement are amended as set forth on Annex N to this Amendment.

(h)               Annex 18 (Business Patents) to the Share and Asset Purchase Agreement is amended and restated in its entirety as set forth on Annex O to this Amendment.

(i)                 Annex 19 (Business Trademarks) to the Share and Asset Purchase Agreement is amended and restated in its entirety as set forth on Annex P to this Amendment.

(j)                 Annex 21 (Animal Health Environmental Products) to the Share and Asset Purchase Agreement is amended as set forth on Annex Q to this Amendment.

(k)               Annex R to this Amendment is hereby added as Annex 33 (Certain Deferred Assets) to the Share and Asset Purchase Agreement.

(l)                 Annex S to this Amendment is hereby added as Annex 34 (Deferred Brazil Employee Positions) to the Share and Asset Purchase Agreement.

(m)             Annex T to this Amendment is hereby added as Annex 35 (Other Deferred Transferred Employees) to the Share and Asset Purchase Agreement.

(f)                Annex 24 (Consideration Allocation Principles) to the Share and Asset Purchase Agreement is amended as set forth on Annex U to this Amendment.

(g)               Annex V to this Amendment is hereby added as Annex 36 (Designated Mexican Employees) to the Share and Asset Purchase Agreement.

Section 35. Representations and Warranties of Seller Parent. Seller Parent represents and warrants to Purchaser:

(a)               As of the date of this Amendment, Seller Parent is a stock corporation duly organized, validly existing and in good standing under the Laws of Germany.

(b)               As of the date of this Amendment, Seller Parent has full corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery by Seller Parent of this Amendment and the performance of its obligations hereunder have been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution and delivery by Seller Parent of this Amendment or the performance of its obligations hereunder.

(c)               The execution and delivery by Seller Parent of this Amendment and the performance of its obligations hereunder do not and will not violate any provision of the articles of incorporation, bylaws or other organizational documents of Seller Parent.

(d)               This Amendment, when duly and validly executed and delivered by Purchaser, constitutes a valid and legally binding obligation of Seller Parent, enforceable against Seller Parent in accordance with its terms.

Section 36. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller Parent as of the date of this Amendment:

(a)               Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Indiana.

(b)               Purchaser has full corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery by Purchaser of this Amendment and the performance of its obligations hereunder have been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution and delivery by Purchaser of this Amendment or the performance of its obligations hereunder.

(c)               The execution and delivery by Purchaser of this Amendment and the performance of its obligations hereunder do not and will not violate any provision of the articles of incorporation, bylaws or other organizational documents of Purchaser.

(d)               This Amendment, when duly and validly executed and delivered by Seller Parent, constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

Section 37. Miscellaneous.

(a)               Each reference to “herein”, “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Amendment, refer to the Share and Asset Purchase Agreement, as amended by this Amendment. Each reference herein to “the date of this Amendment” shall refer to the date set forth above and each reference to the “date of this Agreement”, the “date hereof” and similar references shall refer to August 20, 2019.

(b)               Other than as expressly modified pursuant to this Amendment, all of the terms, covenants and other provisions of the Share and Asset Purchase Agreement shall continue to be in full force and effect in accordance with their respective terms.

(c)               The provisions of Section 1.2, Section 1.3 and Article XI of the Share and Asset Purchase Agreement are hereby incorporated herein by reference and shall apply, mutatis mutandis, with respect to this Amendment.